SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               _________


                               FORM 11-K


(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31,1994

                                  OR


_  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________to _____________

                    COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ADVANTA Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             ADVANTA Corp.
                      Brandywine Corporate Center
                           650 Naamans Road
                          Claymont, DE 19703

                              SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              ADVANTA Corp.
                              Employee Savings Plan


Dated: June 28, 1995          By:  /s/ Gene S. Schneyer
                                   Gene S. Schneyer
                                   Member of the Committee Administering
                                   the Plan

                            ADVANTA Corp.
                         Employee Savings Plan

              Index to Financial Statements and Schedules


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

 Statements of Assets Available for Benefits as of December 31, 1994 and 1993

 Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 1994, 1993 and 1992

 Notes to Financial Statements

SCHEDULES:

 I   -  Schedule of Assets Held for Investment Purposes as of
        December 31, 1994.

II   -  Schedule of Reportable Transactions for the Year
        Ended December 31, 1994.

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the ADVANTA Corp. Employee Savings Plan
Compensation Committee:

We have audited the accompanying statements of assets available for benefits of ADVANTA Corp. Employee Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in assets available for benefits for each of the three years in the period ended
December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                           Arthur Andersen LLP
Philadelphia, PA
June 23, 1995

                             ADVANTA Corp.
                         Employee Savings Plan

              Statements of Assets Available for Benefits


                                             December 31,
                                          1994            1993

Assets

Cash                                 $    38,139     $    54,466
Investments (Note 4):
 Money Market Fund
  (Colonial National Bank USA)                 0       3,667,012

 Managed Investment Funds
  Windsor II                                   0       3,032,713
  GIC                                  1,882,460               0
  Strategic Balanced                   2,068,284               0
  Growth/Value                         1,457,999               0
  International Equity                 1,101,725               0
  Strategic Growth                     2,542,804               0

 Common Stock Fund (ADVANTA Corp.
  Common Stock, Class A & B)          11,637,491      13,368,373

Interest Receivable                            0           2,211

Employer Contribution Receivable         792,938         612,240

Participant Loans Receivable
  (Note 2)                               957,138         748,932

Total Assets Available for
  Benefits                           $22,478,978     $21,485,947


The accompanying notes are an integral part of these statements.

                             ADVANTA Corp.
                         Employee Savings Plan

        Statements of Changes in Assets Available for Benefits



                                          Year Ended December 31,

                                     1994             1993           1992

Increases:

Interest & Dividend Income        $  211,560     $    401,879    $   244,439

Employee Contributions             2,780,130        1,992,429      1,236,864
Employer Contributions             1,553,086        1,188,366        910,680
Net Increase/(Decrease) in Fair
  Market Value of Investments     (2,122,274)       4,282,104      3,447,945

Net Realized Gains on
  Investments                        (51,933)         440,980        142,102

                                   2,370,569        8,305,758      5,982,030

Decreases:

Distributions to Participants      1,288,887          466,022        391,842
Investor Advisory and Trustee Fee     88,651                -              -
Net Increases                        993,031        7,839,736      5,590,188

Assets Available for Benefits,
  beginning of year               21,485,947       13,646,211      8,056,023

Assets Available for Benefits,
  end of year                    $22,478,978      $21,485,947    $13,646,211



The accompanying notes are an integral part of these statements.

                             ADVANTA Corp.
                         Employee Savings Plan

                     Notes to Financial Statements
                           December 31, 1994

(1) Description of Plan:

The ADVANTA Corp. Employee Savings Plan (the "Plan"), as amended, was formed effective July 1, 1983 and is a defined contribution plan available to all employees of ADVANTA Corp. (the "Company") and subsidiaries, who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants may elect to defer a portion of their compensation before certain taxes are deducted. The Company may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. An eligible participant may elect to contribute up to 15% of his salary to the limits determined under Section 401 of the Internal Revenue Code. The Company also makes discretionary contributions to the Plan, a portion of which are made on a per pay period basis, and the balance of which are made as of the end of the Plan year. Such employer contributions are generally equal to a percentage of each employee's contributions up to 5% of the employee's compensation (as defined in the Plan). Total employer contributions in each of the Plan years 1994, 1993, and 1992 were 100% of the first 5% of employees' compensation contributed to the Plan.

The Company may make additional contributions to the Plan in proportion to compensation for the Plan year among a selected participant group. Such contributions shall equal the amount necessary to satisfy the discrimination standards of Section 401 of the Internal Revenue Code. Because contributions made under Section 401 can not be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times. Employees who terminate anytime during the year are not eligible for subsequent employer contributions for that year.

The Plan participants may invest their contributions in the following managed investment funds and in shares of the Company's Class A and Class B common stock.

o Guaranteed Investment Contract (GICs): This fund invests in guaranteed investment contract (GICs) or in units of a collective trust fund of another bank which is open to investments by qualified trust institutions.
o Strategic Balanced Portfolio: The fund seeks to provide long-term growth and risk avoidance by managing a mix of bonds and stocks of companies expected to demonstrate growth superior to the market over the next several years.
o Growth Value: Securities selected for purchase for this fund have large market capitalization trading liquidity and the potential for strong earnings growth and on the view of the advisor are currently undervalued relative to the prospects for particular securities and equity markets in general.
o International Equity Portfolio: This fund invests in the equity securities of non-US companies in both mature and emerging economies around the globe.
o Strategic Growth Portfolio: This fund invests in companies that are demonstrating accelerating earnings.

While it is the Company's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.


(2) Participant Loans:

As provided for in the Plan document, the Compensation Committee has elected to make loans available to participants under certain specified conditions. The principal amount of loans to participants may not exceed the lesser of $50,000 (reduced by the maximum amount of such loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Participant loans are generally limited to five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Participant loans are collateralized by the participant's accrued equity in the Plan.

(3) Basis of Accounting:

The accompanying financial statements have been prepared using the accrual basis of accounting.

(4) Valuation of Assets:

Prior to April 1, 1994, Plan participants had the option of directing their contributions and Company contributions among three investment funds. The Money Market Fund invested in interest-bearing deposits of Colonial National Bank USA, which, prior to April 1, 1994 was also
Trustee for the Plan, an indirect wholly-owned subsidiary of the Company. The Managed Mutual Fund invested in shares of Windsor II, a no-load mutual fund which is part of The Vanguard Group of Investment Companies (not an affiliate of the Company). The Common Stock Fund invests in shares of the Company's Class "A" and Class "B" common stock. Such investments are carried at market value (based on quoted market prices) in the accompanying financial statements. The Money Market Fund was carried at cost which approximates market.

Effective April 1, 1994, the Plan was amended. Pursuant to the amendments to the Plan, Plan participants are no longer offered the option of investing in the Money Market Fund or the Managed Mutual Fund. Instead, Plan participants may invest their contributions and Employer contributions in one or more of the following investment options: any of five investment portfolios managed by investment advisory firms selected by PW Trust Company, a subsidiary of Paine Webber, Incorporated (a guaranteed investment contracts portfolio, a strategic balanced portfolio, a growth value portfolio, an international equity portfolio and a strategic growth portfolio) and the Common Stock Fund. In addition, effective as of April 1, 1994, PW Trust Company replaced Colonial National Bank USA as Trustee of the Plan.

Separate accounts are maintained for each participant's equity in employee contributions and Company matching contributions in each investment fund. Investment gains and losses in each of the funds described above were allocated to the participants in the ratio of each participant's account balance to the total account balance in each fund.

(5) Administrative Expenses:

All expenses of administration of the Plan and other fees incident to the management of the Plan are paid for by the Company, except for brokerage commissions, investment advisory fees, trustee fee and transfer taxes.

(6) Realized/Unrealized Gains and Losses:

Unrealized investment gains and losses, which are reported as the net increase/decrease in the fair market value of investments in the accompanying financial statements, represent the net change in the unrealized appreciation/depreciation in the investment portfolio from the beginning to the end of the year.

(7) Federal Income Taxes:

The Plan received a letter of favorable determination on December 30, 1994 from the Internal Revenue Service as to the qualification of the Plan. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(8) Distribution To Participants:

Distributions payable as of year-end 1994, 1993 and 1992 were $193,407, $168,843 and $33,891, respectively.

(9) Subsequent Events:

The Company announced after year end 1994 that a match for Plan year 1995 would be, at a minimum, 50% of the employee's contributions up to 5% of the employee's compensation (as defined in the Plan).

(10) Reconciliation to Form 5500:

The following reconciles the net assets available for benefits to the net assets reported on the 1994 Form 5500.

          Total Asset Available for Benefits     $22,478,978
          Distributions Payable                     (193,407)
          Net Assets Per Line 31(L) Form 5500    $22,285,571

(11) The schedule of allocation of assets available for benefits to investment funds as of December 31, 1994 and 1993 are as follows:

                                        December 31, 1994


                                                  Strategic
                                                  Balanced     Growth/
Assets                     Cash         GIC       Portfolio     Value

Cash                     $ 38,139   $        0   $        0   $        0

Investments:

Managed Investment Funds

  GIC                                1,882,460
  Strategic Balanced                              2,068,284
  Growth/Value                                                 1,457,999
  International Equity
  Strategic Growth

Common Stock Fund
 (ADVANTA Corp Common Stock)

Interest Receivable

Employer Contribution
  Receivable                            61,147       90,314       81,913

Participant Loans
  Receivable

Total Assets Available
  for Benefits           $ 38,139   $1,943,607   $2,158,598   $1,539,912

(11)  Continued

                                         December 31, 1994


                                                                 Participant
                        International    Strategic     Common       Loans
Assets                      Equity        Growth     Stock Funds  Receivable

Cash                     $        0    $        0   $         0     $       0

Investments:

Managed Investment
Funds
  GIC
  Strategic Balanced
  Growth/Value
  International Equity    1,101,725
  Strategic Growth                      2,542,804

Common Stock Fund
 (ADVANTA Corp Common Stock)                         11,637,491

Interest Receivable

Employer Contribution
  Receivable                 84,032       129,440       346,092

Participant Loans
  Receivable
                                                                      957,138

Total Assets Available
  for Benefits           $1,185,757    $2,672,244   $11,983,583     $ 957,138

                                        December 31, 1993


                           Money      Managed       Common     Participant
                           Market      Mutual        Stock       Loans
Assets                      Fund        Fund         Funds     Receivable

Cash                     $        0   $        0  $   54,466      $      0

Investments:

 Money Market Fund
 (Colonial National Bank
 USA Guaran-T Money Market
 Account)                 3,667,012

 Managed Mutual Fund
 (Windsor II)                          3,032,713

 Common Stock Fund
 (ADVANTA Corp.
 Common Stock)                                    13,368,373

Interest Receivable           2,211

Employer Contribution
 Receivable                 128,570      189,794     293,876

Participant Loans
 Receivable                                                        748,932

Total Assets Available
 for Benefits            $3,797,793   $3,222,507 $13,716,715      $748,932

(12) The schedule of allocation of plan income and changes in assets available for benefits to investment funds for the years ended December 31, 1994 and 1993 are as follows:

                               For the Year Ended December 31, 1994



                                           Strategic
                                           Balanced     Growth/ International
                       Cash       GIC      Portfolio     Value     Equity


Increases:

Interest & Dividend  $  2,703   $  1,172    $  1,095   $    750   $       596
 Income
Employee              109,463    186,964     258,680    256,032       224,912
Contributions
Employer                    -    108,512     161,317    145,624       150,409
Contributions
Realized Gains on           -      4,150       8,047      1,203            83
 Investments

Net Increase in             -     77,186      68,244     32,430       (22,583)
Fair Market Value of
Investments

                      112,166    377,984     497,383    436,039       353,417
Decreases:

Distributions to
 Participants          87,847    338,444      93,014     21,709        19,182
Investor Advisory
 and Trustee Fees           -      6,560      22,519     14,654        11,236

Net Increases          24,319     32,980     381,850    399,676       322,999

Interfund Transfers   404,501  1,888,697   1,752,855  1,118,382       836,548

Net Loans Issued     (390,681)    21,930      23,893     21,854        26,210


Assets Available for
 Benefits, beginning        -          -           -          -             -
 of year

Assets Available for
 Benefits, end of   $  38,139 $1,943,607  $2,158,598 $1,539,912    $1,185,757
 year

(12)  Continued

                             For the Year Ended December 31, 1994


                                                        Guarantee
                                Common                    Rate     Participant
                   Strategic    Stock                   Management     Loans
                    Growth      Funds    Windsor II       Fund      Receivable


Increases:

Interest &         $ 1,291   $  110,060  $      378      $ 29,614     $ 63,901
 Dividend Income

Employee           370,395    1,056,317     157,009       160,358            -
 Contributions
Employer           230,489      673,001      51,619        32,115            -
 Contributions
Realized Gains on   (3,730)       7,889     (69,575)            -            -
 Investments

Net Increase in     (3,716)  (2,273,835)          -             -            -
Fair Market Value
 of Investments

                   594,729     (426,568)    139,431       222,087       63,901

Decreases:

Distributions to
 Participants       52,886      600,872      32,437        33,685        8,811
Investor Advisory
 and Trustee Fees   25,449        8,233           -            -             -

Net Increases      516,394   (1,035,673)    106,994       188,402       55,090


Interfund        2,124,496     (833,513) (3,326,386)   (3,965,580)
 Transfers

Net Loans Issued    31,354      136,054      (3,115)      (20,615)     153,116

Assets Available
 for Benefits,           -   13,716,715   3,222,507     3,797,793      748,932
 beginning of year

Assets Available
 for Benefits,
 end of year    $2,672,244  $11,983,583  $        0   $         0     $957,138

(12)  Continued


                                For the Year Ended December 31, 1993

                           Money        Managed       Common     Participant
                           Market       Mutual        Stock         Loans
                            Fund          Fund        Funds      Receivable


Increases:

Interest & Dividend
 Income                  $   94,085   $   85,823    $166,782     $   55,189

Employee Contributions      486,794      640,058     865,577              -
Employer Contributions      281,985      344,945     561,436              -
Realized Gains on
 Investments                      -        2,374     438,606              -


Net Increase in
Fair Market Value of
Investments                       -       94,279   4,187,825              -
                            862,864    1,167,479   6,220,226         55,189

Decreases:

Distributions to
 Participants               108,012       76,616     271,774          9,620

Net Increases               754,852    1,090,863   5,948,452         45,569

Interfund Transfers         364,038      548,162    (912,200)             -

Net Loans Issued             (7,647)      12,089    (118,833)       114,391

Assets Available for
 Benefits, beginning of
 year                     2,686,550    1,571,393   8,799,296        588,972

Assets Available for
 Benefits, end of year   $3,797,793   $3,222,507 $13,716,715       $748,932

                                                                 SCHEDULE I
                               ADVANTA Corp.
                           Employee Savings Plan
                              EIN 23-1462070

        Item 27a - Schedule of Assets Held for Investment Purposes
                             December 31, 1994


                                               Cost          Market Value

Cash                                       $     38,139      $    38,139
Managed Investment Funds
 GIC:  113,141 shares,                        1,805,033        1,882,460
  market value per share $16.64
 Strategic Balanced:  206,310 shares,         2,000,014        2,068,284
  market value per share $10.03
 Growth/Value:  88,084 shares,                1,425,544        1,457,999
  market value per share $16.55
 International Equity:  87,694 shares,        1,124,282        1,101,725
  market value per share $12.56
 Strategic Growth:  262,547 shares,           2,546,480        2,542,804
  market value per share $9.69


*ADVANTA Corp. Common Stock Fund              4,570,179       11,637,491
  Class A:  140,259 shares,
   market value $26.25 per share
  Class B:  313,244 shares,
   market value $25.25 per share

Participant Loans Receivable,
 bearing interest from 7% to 11.5%              957,138          957,138

                                            $14,466,809      $21,686,040


* Party-in-interest to the Plan

                                                                   Schedule II

                                  ADVANTA Corp.
                              Employee Savings Plan
                                 EIN 23-1462070

                  Item 27d- Schedule of Reportable Transactions
                      For The Year Ended December 31, 1994

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.
     (a)            (b)         (c)       (d)     (e)       (f)        (g)          (h)           (i)

                                                                                  Current
                                                          Expense                 Value of
                                                         Incurred                 Asset on
  Identity      Description  Purchase   Selling  Lease     with       Cost      Transaction    Net Gain
  of Party        of Asset    Price      Price   Rental Transaction  of Asset      Date        or (loss)

GIC             Mutual Fund $2,015,182                             $2,015,182     $2,015,182

Strategic
 Balanced       Mutual Fund  2,202,131                              2,202,131      2,202,131
Growth/Value    Mutual Fund  1,456,712                              1,456,712      1,456,712
International                1,115,535                              1,115,535      1,115,535
 Equity         Mutual Fund
Strategic                    2,752,530                              2,752,530      2,752,530
 Growth         Mutual Fund

Advanta Corp. B Common Stock 1,881,813                              1,881,813      1,881,813


     Total                 $11,423,903                            $11,423,903    $11,423,903


GIC             Mutual Fund              $249,592                     245,442        249,592 $  4,150
Strategic
 Balanced       Mutual Fund               219,690                     211,643        219,690    8,047
Growth/Value    Mutual Fund                66,887                      65,684         66,887    1,203
International
 Equity         Mutual Fund                31,501                      31,418         31,501       83
Strategic
 Growth         Mutual Fund               236,023                     239,753        236,023   (3,730)

Advanta Corp. B Common Stock              785,608                     783,248        785,608    2,360

Windsor II      Mutual Fund             3,326,386                   3,395,961      3,326,386  (69,575)

Guaran-T Rate   Money Market            3,797,793                   3,797,793      3,797,793        0


     Total                             $8,713,480                 $ 8,770,942    $ 8,713,480 $(57,462)

                                                            Schedule II
                                                            (Continued)
                             ADVANTA Corp.
                         Employee Savings Plan

            Item 27d - Schedule of Reportable Transactions
                   For Year Ended December 31, 1994

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.

                                   Number of            Cost
                                 Transactions        of Assets

     Purchases:

     GIC                              21              $2,015,182
     Strategic Balanced               23               2,202,131
     Growth/Value                     20               1,456,712
     International Equity             21               1,115,535
     Strategic Growth                 21               2,752,530
     Advanta Corp. Stock B            28               1,881,813


     Sales:

     GIC                               8                 245,442
     Strategic Balanced                8                 211,643
     Growth/Value                      9                  65,684
     International Equity              6                  31,418
     Strategic Growth                  8                 239,753
     Advanta Corp. Stock B            13                 783,248

     Windsor II                        1               3,395,961
     Guaran-T Money Market             1               3,797,793

                           EXHIBIT INDEX



          Exhibit No.            Document

               1                 Consent of Independent Public Accountants

                                                        EXHIBIT I





               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statements File Nos. 33-32969, 33-47308 and 33-50209.



                                           Arthur Andersen LLP
Philadelphia, PA
June 23, 1995